

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2024

Stefan Schulz
Chief Financial Officer
PROS Holdings, Inc.
3200 Kirby Drive, Suite 600
Houston, Texas 77098

> **Re: PROS Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 14, 2024**
> **File No. 001-33554**

Dear Stefan Schulz:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology